Exhibit 99.1

Compass Therapeutics Reports Third Quarter 2022 Financial Results and Provides Corporate Update

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Study site initiations in the United States for a randomized Phase 2/3 study of CTX-009 with paclitaxel in patients with Biliary Tract Cancers (BTC) and a Phase 2 of CTX-009 in patients with Colorectal Cancer (CRC) are ongoing; patient enrollment for both studies is expected during the fourth quarter of 2022

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Formed a clinical collaboration and supply agreement with Merck to evaluate CTX-471 in combination with KEYTRUDA® (pembrolizumab) in patients with selected solid tumors; patient screening began in November 2022

●	Initiated preclinical toxicology studies for CTX-8371; IND filing and first in human clinical study are anticipated in the first half of 2023

●	Cash and marketable securities balance of $120.6 million as of September 30, 2022

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Issued and sold an aggregate of 25,000,000 common shares (approximately $80 million in gross proceeds) in a private investment in public company (PIPE) financing to a selected group of institutional [to match the PR disclosure] investors; the proceeds thereof, combined with the existing cash and marketable securities as of September 30, 2022, are expected to extend the cash runway into 2026

BOSTON, November 9, 2022 - Compass Therapeutics, Inc. (Nasdaq: CMPX), a clinical-stage, oncology-focused biopharmaceutical company developing proprietary antibody-based therapeutics to treat multiple human diseases, today reported third quarter and year-to-date 2022 financial results and provided a corporate update.

“We are very pleased to initiate multiple studies, including a Phase 2/3 study of CTX-009 in patients with biliary tract cancer and a phase 2 study in patients with colorectal cancer, while at the same time advancing our CTX-471 and CTX-8371 programs in development” said Thomas Schuetz, M.D., Ph.D., Chief Executive Officer and Scientific Founder of Compass. “Our recent equity financing puts us in a very strong financial position with cash runway well beyond the projected key clinical data and regulatory milestones.”

Development Pipeline

CTX-009 (DLL4 and VEGF-A bispecific antibody)

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Following discussions with the United States Food and Drug Administration (FDA), Compass is initiating a randomized Phase 2/3 study of CTX-009 in the United States in combination with paclitaxel in second-line BTC patients. Depending on the results of the study, it could serve as a registrational study (see Clinicaltrials.gov)

●	Compass plans to begin enrollment in a Phase 2 study of CTX-009 in patients with advanced metastatic CRC in the United States in the fourth quarter of 2022 (see Clinicaltrials.gov)

CTX-471 (CD137 agonistic monoclonal antibody)

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The Phase 1b of CTX-471 as a monotherapy in patients with advanced solid tumors who received at least one checkpoint blocker is ongoing. The study is fully enrolled with 4 partial responses (PRs) observed and 3 of the 4 confirmed by RECIST as of September 30, 2022

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In September 2022, Compass announced a clinical collaboration and supply agreement with Merck to evaluate CTX-471 in combination with KEYTRUDA® (pembrolizumab) in patients who have progressed following initial response to a PD-1 regimen

●	As of November 2022, Compass has begun screening patients in the combination arm of the study

CTX-8371 (PD-1 and PD-L1 bispecific antibody)

●	GMP manufacturing campaign was completed, and non-human primate toxicology studies were initiated

●	IND filing and initiation of a first-in-human clinical study are anticipated in the first half of 2023

Financial Results for Third Quarter and Nine Months Ended September 30, 2022

Cash Position

As of September 30, 2022, cash and marketable securities were $120.6 million as compared to $144.5 million as of December 31, 2021; Compass used $23.0 million of cash to fund operations in the first nine months of 2022.

In November 2022, Compass increased its cash position by approximately $76 million, after deducting fees to the placement agents and other offering expenses, from a PIPE financing that generated gross proceeds of approximately $80 million.

Net Loss

Net loss for the third quarter ended September 30, 2022, was $12.0 million or $0.12 per common share, compared to $6.0 million or $0.10 per common share for the same period in 2021. Net loss for the nine months ended September 30, 2022, was $27.6 million or $0.27 per common share, compared to $69.2 million or $1.26 per common share for the same period in 2021. In 2021, Compass recorded $50.6 million of in-process Research and Development (R&D) expense related to the acquisition of Trigr Therapeutics, Inc. Excluding this expense, the net loss for the first nine months of 2021 would have been $18.6 million, or $0.34 per common share.

R&D Expenses

R&D expenses were $9.8 million for the third quarter ended September 30, 2022, as compared to $3.2 million for the same period in 2021, an increase of $6.6 million, or 210%. R&D expenses were $20.1 million for the nine months ended September 30, 2022, as compared to $10.8 million for the same period in 2021, an increase of $9.3 million, or 86%. The increase from 2021 for the quarter and year was primarily attributable to increased development program expenses, predominantly related to CTX-009.

General and Administrative (G&A) Expenses

G&A expenses were $2.8 million for the third quarter ended September 30, 2022, as compared to $2.7 million for the same period in 2021, an increase of $0.1 million, or 4%. G&A expenses were $8.7 million for the nine months ended September 30, 2022, as compared to $7.5 million for the same period in 2021, an increase of $1.2 million, or 16%. The increase from 2021 for the quarter and year was primarily attributable to increased stock compensation expense.

About Compass Therapeutics

Compass Therapeutics, Inc. is a clinical-stage, oncology-focused biopharmaceutical company developing proprietary antibody-based therapeutics to treat multiple human diseases. Compass’s scientific focus is on the relationship between angiogenesis, the immune system, and tumor growth. Compass’s pipeline of novel product candidates is designed to target multiple critical biological pathways required for an effective anti-tumor response. These include modulation of the microvasculature via angiogenesis-targeted agents, induction of a potent immune response via activators on effector cells in the tumor microenvironment, and alleviation of immunosuppressive mechanisms used by tumors to evade immune surveillance. Compass plans to advance its product candidates through clinical development as both standalone therapies and in combination with proprietary pipeline antibodies based on supportive clinical and nonclinical data. Compass was founded in 2014 and is headquartered in Boston, Massachusetts. For more information, visit the Compass Therapeutics, Inc. website at https://www.compasstherapeutics.com.

We periodically provide other information for investors on our corporate website, www.compasstherapeutics.com. This includes press releases and other information about financial performance, information on corporate governance, and details related to our annual meeting of stockholders. We intend to use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our website, in addition to following Compass’s press releases, SEC filings, and public conference calls and webcasts.

Forward-Looking Statements

This press release contains forward-looking statements. Statements in this press release that are not purely historical are forward-looking statements. Such forward-looking statements include, among other things, references to Compass’s financial position to continue advancing its product candidates, expectations about Compass’s cash runway lasting into 2026, business and development plans, and statements regarding Compass’s product candidates, their development, regulatory plans with respect thereto and therapeutic potential thereof, planned interactions with regulatory authorities, and planned clinical development. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, Compass’s ability to raise the additional funding it will need to continue to pursue its business and product development plans, the inherent uncertainties associated with developing product candidates and operating as a development stage company, Compass’s ability to identify additional product candidates for development, Compass’s ability to develop, complete clinical trials for, obtain approvals for and commercialize any of its product candidates, competition in the industry in which Compass operates and market conditions. These forward-looking statements are made as of the date of this press release, and Compass assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Investors should consult all of the information set forth herein and should also refer to the risk factor disclosure set forth in the reports and other documents Compass files with the SEC available at www.sec.gov, including without limitation Compass’s latest Form 10-Q and subsequent filings with the SEC.

Investor Contact

Mario Corso, Investor Relations

ir@compasstherapeutics.com

Media Contact

Anna Gifford, Communications Manager

media@compasstherapeutics.com
617-500-8099

Compass Therapeutics, Inc. and Subsidiaries
Consolidated Statement of Operations (unaudited)
(In thousands, except per share data)

	Three Months Ended september 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Operating expenses:
Research and development	$9,791	$3,154	$20,069	$10,763
General and administrative	2,807	2,700	8,698	7,500
In-process R&D	—	—	—	50,618
Total operating expenses	12,598	5,854	28,767	68,881
Loss from operations	(12,598)	(5,854)	(28,767)	(68,881)
Other income (expense), net	623	(121)	1,136	(306)
Loss before income tax expense	(11,975)	(5,975)	(27,631)	(69,187)
Income tax expense	—	—	—	(13)
Net loss	$(11,975)	$(5,975)	$(27,631)	$(69,200)
Net loss per share - basic and diluted	$(0.12)	$(0.10)	$(0.27)	$(1.26)
Basic and diluted weighted average shares outstanding	101,010	61,694	100,939	55,003

Compass Therapeutics, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except par value)
	September 30, 2022 (unaudited)	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$16,481	$144,514
Short-term marketable securities	104,121	—
Prepaid expenses and other current assets	1,952	2,591
Total current assets	122,554	147,105
Property and equipment, net	1,708	2,243
Operating lease, right-of-use ("ROU") asset	3,256	4,089
Other assets	320	320
Total assets	$127,838	$153,757
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$2,761	$867
Accrued expenses	5,742	8,775
Operating lease obligations, current portion	1,075	989
Total current liabilities	9,578	10,631
Operating lease obligations, long-term portion	2,144	3,048
Total liabilities	11,722	13,679
Stockholders' equity:
Common stock, $0.0001 par value: 300,000 shares authorized; 101,286 and 101,303 shares issued at June 30, 2022 and December 31, 2021, respectively; 100,967 and 100,832 shares outstanding at June 30, 2022 and December 31, 2021, respectively	10	10
Additional paid-in-capital	377,967	373,657
Accumulated other comprehensive loss	(641)
Accumulated deficit	(261,220)	(233,589)
Total stockholders' equity	116,116	140,078
Total liabilities and stockholders' equity	$127,838	$153,757